Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. For purposes of determining the ratios of earnings to fixed charges, earnings are defined as income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and amortization of debt expenses. The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year ended December 31,					Three Months Ended March 31,
(In thousands, except for ratio data)	2007	2008	2009	2010	2011	2012
Total interest cost:
Interest expense	$21,299	$8,331	$21,024	$55,183	$59,649	$13,932
Capitalized interest	11,478	28,332	23,842	3,695	401	1,492

Total interest cost (fixed charges)	$32,777	$36,663	$44,866	$58,878	$60,050	$15,424

Pre-tax income (loss)	$142,999	$180,181	$80,555	$57,918	$(3,363)	$10,180
Interest expense	21,299	8,331	21,024	55,183	59,649	13,932

Earnings	$164,298	$188,512	$101,579	$113,101	$56,286	$24,112

Ratio of earnings to fixed charges(1)(2)	5.0x	5.1x	2.3x	1.9x	(3)	1.6x

(1)	We retrospectively applied a new accounting rule set forth by the Financial Accounting Standards Board adopted effective January 1, 2009 regarding our 1.625% convertible senior notes due 2026. This new requirement states that the liability and equity components of a convertible debt instrument that may be settled in cash upon conversion be accounted for separately so that an entity’s accounting will reflect additional non-cash interest expense to match the non-convertible debt borrowing rate when interest cost is recognized in subsequent periods.
(2)	During the year ended December 31, 2009, we recorded a non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs and a $0.9 million non-cash charge for the write-off of remaining goodwill associated with our Downstream segment. Excluding these non-cash charges, our ratio of earnings to fixed charges would have been 2.9x for the year ended December 31, 2009.
(3)	Our ratio of earnings to fixed charges was less than 1.0 for the year ended December 31, 2011. To achieve a ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of approximately $3.8 million for the year ended December 31, 2011.